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                                  EXHIBIT 99.30


Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes Incorporated Ranked Among Fortune's Fastest Growing Small Businesses

Westlake Village, California, July 10, 2001 -- Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, electronics and automotive industries, today announced that it has been named to Fortune's Small Business 100 list, a ranking of the fastest growing small businesses of the past three years.

Fortune compiles the list with the aid of Zacks Investment Research, on the basis of earnings growth, revenue growth and total stock return, including dividends in the three years leading up to December 31, 2000. Fortune's Small Business 100 are required to be publicly traded on a major stock market, with under $200 million in revenue for the year 2000, and must have been in business for over three years.

All the qualifying companies are then ranked according to growth of earnings, revenue and return. Each component is weighted equally. The results are then averaged to find the fastest growing companies.

Overall, Diodes ranked 92 on the basis of earnings, revenue and return. The Company reported earnings per share growth of 38.5%, placing it 68th in the field of 100, with net income of $14.9 million in 2000. Diodes' sales rose by 21.4% over the three-year period, with growth to $118.5 million in 2000, which earned it 83rd place in the ranking. Diodes' total return to shareholders during the period was 16.9%, ranking it 72nd in the listing. The complete list of Fortune's Small Business 100 is available at www.fortune.com.

"We are very gratified to be included in Fortune's Small Business 100 list," said C.H. Chen, President and CEO of Diodes, Inc. "The listing highlights Diodes' record of generating robust top- and bottom-line growth and shareholder returns, despite cyclical fluctuations in the discrete semiconductor industry." Diodes' customers include leading OEM's such as Intel, Microsoft, Scientific Atlanta, Motorola and Bose, as well as tier-one global distributors such as Arrow, Avnet and Future.

Mr. Chen noted that over the past nine years, Diodes' revenues have grown at a compounded annual growth rate (CAGR) of 26.1%, while net income has grown at a CAGR of 56.5%. Although results for 2001 will be lower than 2000 as a result of the present economic downturn in the electronics industry, Diodes' goal is to continue to outperform the industry.

"With the recent addition of a wafer foundry and research and development capability, we believe that Diodes is poised to build upon our past record of growth in the coming years. Our success has been built upon our commitment to the needs of our customers and to managing our business to build shareholder value," Mr. Chen concluded.

About Diodes Incorporated

Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 & ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's newly acquired 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.



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Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes Incorporated
CONTACT: Crocker Coulson, Partner, Coffin Communications Group; (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.


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